February 18, 2011

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.W.
Washington, D.C.  20549
Attn: Letty G. Lynn

Re:	Atlantis Internet Group, Inc.
Form 10-12G
Filed:	February 15, 2011
File No.:	000-54278

Dear Ms. Lynn:

In view of our unintentional late filing, Atlantis Internet Group, Inc. (the “Company”) hereby withdraws its registration statement filed on Form 10 with the Securities and Exchange Commission on February 15, 2010. The Company withdraws its statement so that it can have sufficient time to amend the statement and include its audited financials for the year ended December 31, 2010 prior to effectiveness. We feel it is in the best interest of the public that this action is taken.

Should you have any questions regarding this matter, please do not hesitate to call the undersigned or our legal counsel, William B. Barnett at 818-595-7717.

Sincerely,

s/s Donald Bailey
Donald Bailey
President

Atlantis Internet Group Corporation  (ATIG.PK)
Nevada Office: 3960 Howard Hughes Parkway | Suite 500 | Las Vegas, NV 89169  | Phone: (702)990-3535  | Fax: (702)990-3501
Pennsylvania Office: 5601 Morning Mist Drive | Harrisburg, PA 17111 | Phone: (717)652-8015  | Fax: (717)652-8018
Website: www.atlantisinternetgroup.com | E-mail: info@atlantisinternetgroup.com